June 7, 2016

VIA EDGAR

Sandra Hunter, Esq.
Nicole Collings, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Re:	Request for Acceleration of Effectiveness
National Storage Affiliates Trust
Registration Statement on Form S-3
File No. 333-211570

Dear Ms. Hunter and Ms. Collings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National Storage Affiliates Trust (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern time, on June 8, 2016, or as soon thereafter as practicable. The Company also requests the Commission to confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

NATIONAL STORAGE AFFILIATES TRUST

By:	/s/ TAMARA D. FISCHER
Name:	Tamara D. Fischer
Title:	Executive Vice President and Chief Financial Officer and Secretary